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Press Release
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                                                                January 22, 2003

        Extraordinary General Meeting of CEZ - Sale of the Nachod Heating
                                     Plant

The Board of Directors of CEZ has convened an Extraordinary General Meeting to be held on February 24, 2003. Notice of the Extraordinary General Meeting was published today (January 22, 2003) in Hospodarske Noviny. The agenda of the meeting primarily includes the approval of a proposal for the sale of a portion of the business of the Nachod Heating Plant (NHP). Also on the agenda is the removal and election of the company's Directors, except those to be elected by employees of the business.

The bid made by Harpen CR, s.r.o., with a value of CZK 172 million, has been selected as the best bid in a CEZ tender for the sale of the Nachod Heating Plant and on the basis of the recommendation of an adviser.

A draft agreement on the sale of a portion of the business of the NHP, including an expert report on the review of the draft agreement, was deposited on January 21, 2003 in the collection of documents which is part of the Commercial Register and has been available for inspection by all the shareholders in the registered office of CEZ until today.

There were several reasons leading CEZ to decide on the sale. The step-by-step opening of not only the domestic but also the European-wide electricity market marks for CEZ the necessity to change its focus from a predominantly manufacturing company to a commercial and manufacturing company. This process is closely tied to the concentration of the company's activities to its core business - electricity generation and the provision of related services - and an optimization of the source portfolio with which to stand up to the strong competition in the Central European region.

Another reason is the necessity of permanent increases in the productivity of labor, requiring a focus on the decisive power generating facilities, and these include neither the Nachod Heating Plant nor another heating plant of CEZ - the Dvur Kralove Heating Plant. Power supply from each of these heating plants is largely a by-product of heat generation and accounts for less than 0.1% of the total power supply from CEZ. Also, the sale fully fits in with the strategic plan of CEZ.

For the reasons set out above, CEZ held a tender last year for the sale of the Nachod Heating Plant (NHP) and the Dvur Kralove Heating Plant (DKHP) to be sold as a portion of a business within the meaning of Sections 67a and 476 et seq. of the Commercial Code. The tender was



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CEZ, a. s., Duhova 2/1444, 140 53 Praha 4
telefon 02 / 71 13 23 83
www.cez.cz, www.duhovaenergie.cz                                        str. 1/2



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arranged via an adviser - the agency C.S.  commerce service,  a.s.,  selected on the basis of a bid sent to several  prospective  bidders  under the  Procurement
Act.

A total of 14 entities - 12 business entities and the two municipalities (Nachod and Dvur Kralove) in which the heating plants operate - were invited to take part in the tender for the sale of the heating plants. Expert opinions regarding the two heating plants were prepared by HZ Praha, spol. s r.o. A total of 7 bids were submitted, with four bids for the purchase of the NHP and three bids for the purchase of the DKHP. The bid price was the criterion against which the order of the bids was determined.

In the case of the Dvur Kralove Heating Plant, it was decided to cancel the tender because the bid price was too low. At the same time, CEZ management decided to repeat the tender.


Ladislav Kriz, spokesman of CEZ, a. s.











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CEZ, a. s., Duhova 2/1444, 140 53 Praha 4
telefon 02 / 71 13 23 83
www.cez.cz, www.duhovaenergie.cz                                        str. 2/2